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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKBIRD NORTH AMERICA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 SOUTH TRYON STREET
(No. and Street)

CHARLOTTE (City) NC (State) 28284 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. GEORGE CALVO 704-944-4774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER & WALKER, LLP
(Name – *if individual, state last, first, middle name*)

201 SOUTH TRYON STREET, SUITE 1500 (Address) CHARLOTTE (City) NC (State) 28202 (Zip Code)

SEC Mail Processing
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE CALVO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKBIRD NORTH AMERICA, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD A. GRIMSTAD III
NOTARY PUBLIC
Mecklenburg County, North Carolina
My Commission Expires 4/18/2010

III 2/26/09
Notary Public

Signature

CFO 2/26/09
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKBIRD NORTH AMERICA, INC.

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2008 and
Independent Auditors' Report

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements	2-6
Notes to Financial Statements	7-9
Supplemental Information: Supplemental Disclosures	10
Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Financial and Operational Combined Uniform Single Report - Part IIA: Computation of Net Capital	12-14
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	15-16

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Blackbird North America, Inc:

We have audited the accompanying statement of financial condition of Blackbird North America, Inc. as of December 31, 2008 and the related statements of operations, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. As explained in Note 4 to the financial statements, Blackbird North America, Inc. is a wholly-owned subsidiary of Blackbird Holdings, Inc.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackbird North America, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's financial position raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer + Walker, LLP

February 26, 2009

TRUSTED BUSINESS ADVISORS

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CURRENT ASSETS:		
Cash	$	24,869
Due from parent		593
Total current assets		25,462
PROPERTY:		
Office furniture and equipment		35,879
Computer hardware		195,955
Total		231,834
Less accumulated depreciation		231,834
Property, net		-
DEPOSITS		2,025
TOTAL ASSETS	$	27,487
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to parent company	$	8,075
Other		15
Total liabilities		8,090
STOCKHOLDER'S EQUITY:		
Common stock, $.001 par value (5,000,000 shares authorized, 2,000,330 shares issued and outstanding)		2,000
Additional paid-in capital		7,999,226
Accumulated deficit		(7,981,829)
Total stockholder's equity		19,397
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,487

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

EXPENSES:		
Salaries	$	22,019
Occupancy		4,284
Professional fees		1,149
Payroll processing fees		519
Internet fees		2,988
Telephone		2,373
Taxes, licenses and permits		1,280
Insurance		60
Postage		284
Total		34,956
NET LOSS	$	(34,956)

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
BALANCE, DECEMBER 31, 2007	$ 1,995	$ 7,979,231	$ (7,946,873)
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2008			(34,956)
ISSUANCE OF STOCK	5	19,995	
BALANCE, DECEMBER 31, 2008	$ 2,000	$ 7,999,226	$ (7,981,829)

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2008

SUBORDINATED LIABILITIES, DECEMBER 31, 2007	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2008		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2008	$	-

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(34,956)
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets and liabilities:		
Due to/from parent company		25,994
Other liabilities		15
Net cash applied to operating activities		(8,947)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of stock		20,000
NET INCREASE IN CASH		11,053
CASH, BEGINNING OF YEAR		13,816
CASH, END OF YEAR	$	24,869

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Blackbird North America, Inc. was incorporated in Delaware on September 27, 1999 and operates currently as a registered broker-dealer. The Company intends to provide brokerage services to dealers of financial derivative instruments who require such services to buy or sell foreign government securities in conjuction with their derivatives transactions. The Company does not take title to or hold investment positions in such financial derivative instruments. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority and the Securities Investor and Protection Corporation.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United Sates requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Basis of Accounting - The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred a net loss of $34,956 for the year ended December 31, 2008. The Company has reported net operating losses and negative cash flows from operations since inception as a result of expenditures incurred to develop its products and services, to develop internal infrastructure, and to increase its customer base. The lack of income makes the Company dependent upon its parent company for continued support in order to meet its net capital requirements as a broker-dealer. (See Note 3.) The parent company is currently generating negative cash flows from its operations which raises doubt about its ability to continue to fund the Company's losses. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company's continued existence is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or capital from its parent company as may be required, and to ultimately attain consistently profitable operations. Management is of the opinion that the Company will continue to meet its obligations and ultimately attain consistently profitable operations.

Cash - The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Property - Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

2. INCOME TAXES

The operating results of the Company are included in the consolidated federal and state income tax returns of Blackbird Holdings, Inc., the Company's parent. The Company's income tax provision is computed as if the Company were filing separate federal and state returns. The Company receives or remits the current portion of federal and state taxes receivable or payable to Blackbird Holdings, Inc. under its tax-sharing agreement.

The Company's deferred tax asset as of December 31, 2008 consisted solely of net operating loss carryforwards. This asset has been fully offset by a valuation allowance in the amount of approximately $3,296,000 due to the uncertainty of realizing the future benefits of the loss carryforwards.

As of December 31, 2008, the net operating loss carryforwards totaled approximately $7,916,000 for federal income tax purposes and approximately $8,059,000 for state income tax purposes. These net operating loss carryforwards begin to expire December 31, 2020 for federal purposes and December 31, 2015 for state purposes.

The Financial Accounting Standards Board (FASB) issued interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FIN 48), in June 2006. This statement clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with FASB Staff Position FIN 48-3, the Company has elected to defer application of FIN 48 until January 1, 2009. Currently, the Company applies SFAS No. 5, *"Accounting for Contingencies"*, for any potential uncertain tax positions. Management does not expect the adoption of FIN 48 to have a material impact on its financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $16,779 which was $11,779 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .48 to 1.

4. RELATED PARTY

The Company is a wholly-owned subsidiary of Blackbird Holdings, Inc., and was established to process certain transactions initiated by its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. The parent company allocates certain expenses to the Company in accordance with its expense sharing agreement. These expenses include 10% of a certain employee's salary, 10% of rent and janitorial expense related to the Broad Street, New York office, and 100% of the internet and telephone expense related to the Broad Street, New York office. The Company incurred $30,463 in such charges for the year ended December 31, 2008.

For the year ended December 31, 2008, the parent company paid certain professional fees on behalf of the Company totaling $11,300. These expenses have not been included in the accompanying financial statements. The parent company has agreed that the company is not liable for repayment of the expenses.

BLACKBIRD NORTH AMERICA, INC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2008

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i.

See independent auditors' report.

BLACKBIRD NORTH AMERICA, INC.

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2008 UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2008 (Unaudited)	$	16,779
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2008 (Audited)	$	16,779

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			19,397 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			19,397 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			19,397 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		2,618 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-2,618 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			16,779 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities			

See independent auditors' report.

commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			16,779 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	539 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	11,779 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	15,970 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	8,090 [3790]

See independent auditors' report.

17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			8,090 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 48 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Blackbird North America, Inc.:

In planning and performing our audit of the financial statements and supplemental disclosures of Blackbird North America, Inc. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer + Walker, LLP

February 26, 2009